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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2007

                        Commission File Number: 000-11743

                              WACOAL HOLDINGS CORP.
                 (Translation of Registrant's Name into English)

                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                   -----           -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                  -----

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                              WACOAL HOLDINGS CORP.
                                    Form 6-K

                                TABLE OF CONTENTS

                                                                            Page
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
Announcement Regarding a Share Exchange to Make Peach John Co., Ltd. a        3
Wholly Owned Subsidiary of Wacoal Holdings Corp.

Announcement Regarding the Recording of Losses in Equity in Income of         4
Affiliated Companies and Amendments to the Forecast of Financial Results
for the Current Fiscal Year

Cautionary Statement Regarding Forward-Looking Statements                     5

Signature                                                                     7

Exhibit Index

Exhibit 1 Announcement Regarding a Share Exchange to Make Peach John Co.,
          Ltd. a Wholly Owned Subsidiary of Wacoal Holdings Corp.

Exhibit 2 Share Exchange Agreement

Exhibit 3 Announcement Regarding the Recording of Losses in Equity in
          Income of Affiliated Companies and Amendments to the Forecast of Financial Results for the Current Fiscal Year


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  ANNOUNCEMENT REGARDING A SHARE EXCHANGE TO MAKE PEACH JOHN CO., LTD. A WHOLLY
                    OWNED SUBSIDIARY OF WACOAL HOLDINGS CORP.

     On November 9, 2007, we announced a share exchange to make Peach John Co., Ltd. a wholly owned subsidiary of Wacoal Holdings Corp. Attached as Exhibit 1 hereto is an English translation of the release. A translation of the Share Exchange Agreement is attached hereto as Exhibit 2.


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ANNOUNCEMENT REGARDING THE RECORDING OF LOSSES IN EQUITY IN INCOME OF AFFILIATED
  COMPANIES AND AMENDMENTS TO THE FORECAST OF FINANCIAL RESULTS FOR THE CURRENT
                                   FISCAL YEAR

     On November 9, 2007, we announced the recording of losses in equity in income of affiliated companies and amendments to the forecast of financial results for the current fiscal year. Attached as Exhibit 3 hereto is an English translation of the release.


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           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     The announcements attached hereto as exhibits 1 and 3 contain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. The forward-looking statements are subject to various risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. The forward-looking statements discuss future expectations, identify strategies, contain projections of results of operations or of financial condition, or state other "forward-looking" information. Forward-looking statements are contained in the section entitled "Effect on Financial Results due to Share Exchange" of
Exhibit 1, the section entitled "Revised Forecast of Consolidated Financial Results for the Fiscal Year Ending March 31, 2008 (April 1, 2007 - March 31,
2008)" of Exhibit 3 and elsewhere in the attached announcements and accompanying information.

     Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statements contained in the attached financial statements and accompanying information. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

     - the impact of weak consumer spending in Japan and our other markets on our sales and profitability;

     - the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;

     - our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers, including younger women and mature women and to deliver high quality products;

     - the highly competitive nature of our business and the strength of our competitors;

     - our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores;

     - our ability to further develop our catalog and Internet sales capabilities;

     -    our ability to effectively manage our inventory levels;

     - our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs;

     -    effects of seasonality on our business and performance;

     - risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, changes in tax laws, difficulties managing widespread operations, differing protection of intellectual property and public health crises;

     - risks from acquisitions and other strategic transactions with third parties, including the difficulty of assimilating operations, technology and personnel of any acquired business and our ability to retain management, employees, customers and suppliers of any acquired business;

     - the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; and

     -    the impact of any natural disaster or epidemic on our business.

     The information contained in the section entitled "Item 3--Key Information--Risk Factors" of our Annual Report on Form 20-F for the fiscal year ended March 31, 2007, also identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in the attached financial statements and accompanying information. You should understand that it is not possible to predict or identify all such


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factors. Consequently, you should not consider the foregoing list or the information provided in our annual report to be a complete set of all such factors.

     We undertake no obligation to update any forward-looking statements contained in the attached financial statements and accompanying information, whether as a result of new information, future events or otherwise.


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                                SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        WACOAL HOLDINGS CORP.
                                        (Registrant)


                                        By: /s/ Ikuo Otani
                                            ------------------------------------
                                            Ikuo Otani
                                            General Manager, Corporate Planning

Date: November 9, 2007


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